Exhibit 99.1
Regulatory release
Three and six month periods ended June 30, 2022
Unaudited Condensed Interim Financial Report
On July 28, 2022, Shell plc released the Unaudited Condensed Interim Financial Report for the three and six month periods ended June 30, 2022, of Shell plc and its subsidiaries (collectively, “Shell”).

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